FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2004

Commission File No. 333-87974

INEOS GROUP HOLDINGS PLC

(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes ☐ No ☒

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED CASH FLOW STATEMENTS
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS
NOTES TO THE FINANCIAL STATEMENTS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SIGNATURES

INEOS GROUP HOLDINGS

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three-Month Period		Six-Month Period
	Ended June 30,		Ended June 30,
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Turnover	682.8	779.9	1,332.3	1,450.7
Cost of sales	(577.5)	(671.6)	(1,129.0)	(1,243.1)

Gross profit	105.3	108.3	203.3	207.6
Distribution costs	(36.7)	(38.3)	(75.3)	(73.9)
Administrative expenses	(9.5)	(8.8)	(21.3)	(15.7)
Other operating income	8.5	—	8.5	—

Operating profit	67.6	61.2	115.2	118.0
Share of operating profit of associate	0.2	0.1	0.3	0.2
Profit on disposal of subsidiary	0.1	—	0.1	—
Net interest payable and similar charges	(17.2)	(13.4)	(31.3)	(34.4)

Profit on ordinary activities before taxation	50.7	47.9	84.3	83.8
Taxation on profit on ordinary activities	(4.5)	(4.7)	(7.4)	(9.0)

Profit on ordinary activities after taxation	46.2	43.2	76.9	74.8
Equity dividends	—	(44.1)	—	(44.1)

Profit/(loss) for the financial period	46.2	(0.9)	76.9	30.7

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	June 30, 2004
	(Audited)	(Unaudited)
	(€ in millions)
Fixed assets
Investments	1.7	2.0
Tangible fixed assets	855.8	837.1
Intangible fixed assets	12.1	11.8
Negative goodwill	(217.4)	(201.9)

	652.2	649.0
Current assets
Cash at bank and in hand	153.3	81.6
Stocks	151.0	160.3
Debtors : amounts falling due within one year	370.0	475.2
Debtors : amounts falling due after one year	73.7	72.5

	748.0	789.6
Creditors : amounts falling due within one year	(520.0)	(523.2)

Net current assets	228.0	266.4
Total assets less current liabilities	880.2	915.4
Creditors : amounts falling due after one year	(650.6)	(633.4)
Provisions for liabilities and charges	(50.4)	(52.7)

Net assets	179.2	229.3

Capital and reserves
Called up equity share capital	17.7	17.7
Share premium account	51.1	51.1
Profit and loss account	110.4	160.5

Equity shareholders’ funds	179.2	229.3

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Six-Month Period
	Ended June 30,
	2003	2004
	(€ in millions)
Operating profit	115.2	118.0
Depreciation of tangible assets	50.6	58.2
Amortization of intangible assets	(14.5)	(21.1)
(Increase)/decrease in stocks	2.9	(5.5)
(Increase)/decrease in debtors	(75.9)	(98.3)
Increase in creditors and provisions	14.7	49.7

Net cash flow from operating activities	93.0	101.0
Returns on investments and servicing of finance
Interest received	1.1	1.3
Interest and other financing charges paid	(37.9)	(28.1)

	(36.8)	(26.8)
Taxation paid	(6.3)	(12.0)
Capital expenditure and financial investments
Payments to acquire tangible fixed assets	(23.3)	(25.4)
Acquisitions and disposals
Purchase of business	—	—
Disposal of subsidiary undertaking	1.4	—

	1.4	—
Equity dividends paid	—	(39.8)

Net cash flow before financing	28.0	(3.0)
Financing
Repayment of bank loans	(44.9)	(70.1)
Other loans	—	0.1
Loan to associate undertaking	0.1	—
Capital repayment on finance leases	(1.7)	(0.2)
	(46.5)	(70.2)

Increase/(decrease) in cash	(18.5)	(73.2)

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS

Equity
Shareholders Funds
(€ in millions)
At January 1, 2004	179.2
Retained profit for the current period	30.7
Currency translation differences	19.4

At June 30, 2004	229.3

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PREPARATION

Ineos Group Holdings plc (Ineos Group Holdings or the “Company”), was incorporated on May 14, 2001 as a holding company to house the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol.

The accompanying consolidated financial statements have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom (''UK GAAP’’).

The consolidated financial statements include all subsidiaries of the Company. Intra-group transactions and balances have been eliminated on consolidation.

The financial and operating results for any period less than a year are not necessarily indicative of the results that may be expected for a full year.

The accompanying consolidated financial statements of the Company are unaudited, with the exception of the balance sheet as at December 31, 2003 which has been extracted from audited financial statements.

In the opinion of the management of the Company, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of results of operations, financial position and cash flows.

2. PRINCIPAL ACCOUNTING POLICIES

The financial information has been prepared using accounting policies in accordance with UK GAAP. The financial information has been prepared under the historical cost convention and in accordance with the accounting policies set out in the Company’s annual report on Form 20-F for the year ended December 31, 2003. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

3. SEGMENTAL INFORMATION

Class of business

The Company’s business comprises the production and distribution of intermediate and speciality chemicals and is made up of four business segments: Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

3. SEGMENTAL INFORMATION (Continued)

The turnover and operating profit attributable to each different class of business as measured under UK GAAP is as follows:

	Three-Month period		Six-Month period ended
	ended June 30,		June 30,
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Turnover
Ineos Oxide	129.9	144.9	251.3	281.7
Ineos Fluor	77.3	82.8	148.3	149.5
Ineos Silicas	55.2	52.2	109.1	106.2
Ineos Phenol	420.4	500.0	823.6	913.3

	682.8	779.9	1,332.3	1,450.7

EBITDA
Ineos Oxide	23.2	23.8	40.0	48.9
Ineos Fluor	17.8	18.0	33.3	31.0
Ineos Silicas	11.5	9.5	20.4	19.4
Ineos Phenol	33.1	28.4	57.9	56.0

	85.6	79.7	151.6	155.3

Reconciliation of earnings before operating exceptional items, interest, taxation, depreciation and amortisation (‘EBITDA’) to operating profit:

	Three-Month period		Six-Month period ended
	ended June 30,		June 30,
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
EBITDA	85.6	79.7	151.6	155.3
Depreciation and amortisation	(17.8)	(18.4)	(36.1)	(37.1)

Operating profit (including share of operating profit of associate)	67.8	61.3	115.5	118.2

4. INCOME TAXES

The income tax charge for the three-month and six-month periods ended June 30, 2003 and 2004, is calculated based on the expected effective tax rate for the year.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

5. INVENTORY

	December 31, 2003	June 30, 2004
	(€ in millions)
Raw materials and consumables	47.2	62.3
Work in progress	13.1	15.6
Finished products	90.7	82.4

	151.0	160.3

6. BORROWINGS

Long-term obligations as of December 31, 2003 and June 30, 2004 are as follows:

	December 31, 2003	June 30, 2004
	(€ in millions)
Senior Credit Agreement	515.6	450.5
10½% Senior Notes	260.0	260.0
Unamortised debt issue costs	(16.9)	(14.9)

	758.7	695.6
Less: amounts falling due within one year	(110.1)	(64.4)

	648.6	631.2
Finance leases	1.7	1.7
Other loans	0.3	0.5

	650.6	633.4

Senior Notes

On July 19, 2001, the Company issued €260 million in 101/2% Senior Notes due 2010 pursuant to a private offering. On June 21, 2002 the Company issued €260 million 101/2% Senior Notes due 2010 pursuant to an exchange offer whereby holders of the original notes received new notes which have been registered under the US Securities Act of 1933 as amended, but are otherwise identical to the original notes. The Senior Notes are listed on the Luxembourg Stock Exchange.

The Senior Notes bear interest at 101/2% per annum, payable semi annually in arrears on February 1 and August 1 of each year. Unless previously redeemed as noted below, the Senior Notes will be redeemed by the Company at their principal amount on August 1, 2010.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

The Senior Notes will be subject to redemption at any time prior to August 1, 2004, at the option of the Company, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

The Senior Notes will be subject to redemption at any time on or after August 1, 2004, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning August 1 of the years indicated below:

Redemption
Year	Price
2004	110.500%
2005	107.788%
2006	105.250%
2007	102.625%
2008 and thereafter	100.000%

In each case, the redemption premium will be in addition to accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

In addition, at any time on or prior to August 1, 2004, the Company or the direct or indirect parent of the Company, at its option, may use the net cash proceeds of one or more public equity offerings to redeem Senior Notes in an amount up to an aggregate of 35% of the sum of the initial aggregate principal amount of Senior Notes originally issued under the Indenture at a redemption price equal to 110.50% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date; provided that Senior Notes in an amount equal to at least 65% of the sum of the initial aggregate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption.

The Senior Notes are unsecured. The Senior Notes are guaranteed by Ineos Holdings on a senior subordinated basis. Such a guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances.

The Senior Notes are stated net of debt issue costs of €4.2 million (2003: €4.6 million). These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

Senior Credit Agreement

The Company has outstanding borrowings under a credit agreement (the “Senior Credit Agreement”) which consists of Term Loans (“Term Loan A”, “Term Loan B” and “Term Loan C”) and a revolving credit facility (the “Revolving Credit Facility”). The Term Loans outstanding at June 30, 2004 were €450.5 million, of which €64.4 million is due within one year. The total amounts outstanding on Term Loan A were €181.9 million (2003: €233.7 million), Term Loan B were €158.7 million (2003: €168.6 million) and Term Loan C were €109.9 million (2003: €113.3 million).

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6. BORROWINGS (Continued)

Term Loan A is repayable in 12 semi-annual installments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007. Term Loan B is repayable in 14 semi-annual installments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008. Term Loan C is repayable in 16 semi-annual installments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C are 2.25%, 2.75% and 3.50% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Agreement. Their obligations are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

The Senior Credit Agreement contains numerous operating and financial covenants including requirements to maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio. In addition, the Senior Credit Agreement includes covenants relating to, among other things, limitations on indebtedness, ability to give guarantees, creation of security interests, making acquisitions and investments, disposing of assets and paying dividends.

The Term Loans are stated net of unamortised debt issue costs of €10.7 million (2003: €12.3 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

7. CONTINGENCIES

The company is subject to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. In management’s opinion, none of the proceedings is material to the financial condition or results of operation of the company.

8. RECENT ACCOUNTING DEVELOPMENTS

In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a postretirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the lack of the existence of such guidance, any measures included in these financial statements of the accumulated postretirement benefit obligation (APBO) or net periodic post retirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

8. RECENT ACCOUNTING DEVELOPMENTS (Continued)

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. FIN 46-R is effective immediately for entities created after February 1, 2003. For entities created prior to February 1, 2003 FIN 46-R will be effective for the Company’s December 31, 2004 financial statements. The Company has determined that the adoption of this statement will have no material impact on its results of operations and financial position.

In December 2003, the FASB issued SFAS 132 (revised) Employers’ Disclosures about Pensions and Other Post Retirement Benefits (“FAS 132(R)”). FAS 132(R) requires additional disclosures about the plan assets, obligations, investment strategies and rate of return assumptions for defined benefit plans. In 2003, we adopted the revised disclosure requirements of this standard, except for certain disclosures about non-UK plans and estimated future benefit payments that are not required until the year ended December 31, 2004. These additional disclosures are not required for interim financial statements.

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) rather than the existing national GAAP. This regulation applies to Ineos Group Holdings as our Senior Notes are listed on the Luxembourg Stock Exchange. The regulation takes effect for the accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005. We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

The Company includes “forward-looking statements”, within the meaning of the US securities laws, based on our current expectations and projections about future events, including:

•	Our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;

•	Our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;

•	Raw material costs or supply arrangements;

•	Our technological and manufacturing assets and our ability to utilise them to further increase sales and the profitability of our businesses;

•	Our ability to retain existing customers and obtain new customers;

•	Our ability to develop new products and technologies successfully;

•	The cyclical and highly competitive nature of our businesses;

•	Risks related to environmental costs, liabilities or claims; and

•	Currency fluctuations.

All statements other than statements of historical facts included in this report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business and the notes, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties. Words such as “believe”, “expect”, “anticipate”, “may”, “intend”, “will”, “should”, “estimate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our security holders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a leading global chemical manufacturer of speciality and intermediate chemicals. Our company is comprised of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas.

Our products include a wide range of ethylene-based, fluorine-based and inorganic speciality chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high quality and low-cost production facilities and operating diversity.

Ineos Group Holdings — Results of Operations

The results of Ineos Group Holdings for the three-month and six-month periods ended June 30, 2003 and 2004 are comprised of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

Discussions of the results of operations of each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas for the three-month and six-month periods ended June 30, 2003 and 2004 are presented herein.

The following table sets forth, for the periods indicated, our turnover and expenses and such amounts as a percentage of turnover.

	Three-Month Period Ended				Six-Month Period Ended
	June 30,				June 30,
	2003		2004		2003		2004
	€m	%	€m	%	€m	%	€m	%
Turnover	682.8	100.0	779.9	100.0	1,332.3	100.0	1,450.7	100.0
Cost of sales	(577.5)	(84.6)	(671.6)	(86.1)	(1,129.0)	(84.7)	(1,243.1)	(85.7)

Gross profit	105.3	15.4	108.3	13.9	203.3	15.3	207.6	14.3
Distribution costs	(36.7)	(5.3)	(38.8)	(5.0)	(75.3)	(5.7)	(73.9)	(5.1)
Administrative expenses	(9.5)	(1.4)	(8.8)	(1.1)	(21.3)	(1.6)	(15.7)	(1.1)
Other operating income	8.5	1.2	—	—	8.5	0.6	—	—

Operating profit	67.6	9.9	61.2	7.8	115.2	8.6	118.0	8.1
Share of operating profit of associate	0.2	—	0.1	—	0.3	—	0.2	—
Profit on disposal of subsidiary	0.1	—	—	—	0.1	—	—	—
Net interest payable	(17.2)	(2.5)	(13.4)	(1.7)	(31.3)	(2.3)	(34.4)	(2.3)

Profit on ordinary activities before taxation	50.7	7.4	47.9	6.1	84.3	6.3	83.8	5.8
Taxation	(4.5)	(0.6)	(4.7)	(0.6)	(7.4)	(0.5)	(9.0)	(0.6)

Profit on ordinary activities after taxation	46.2	6.8	43.2	5.5	76.9	5.8	74.8	5.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Three-Month Period Ended June 30, 2004, Compared to Three-Month Period Ended June 30, 2003

Turnover

Turnover increased by €97.1 million, approximately 14.2% to €779.9 million for the three-month period ended June 30, 2004, as compared to €682.8 million for the same period in 2003. This increase largely reflects an increase of volumes sold for speciality and intermediate chemicals in the Ineos Phenol and Ineos Oxide business segments. Ineos Phenol has also experienced significant price increases in line with the increases in market prices for its products.

Cost of sales

Cost of sales increased by €94.1 million, approximately 16.3% to €671.6 million for the three-month period ended June 30, 2004 as compared to €577.5 million in the same period in 2003. This increase largely reflects increased sales volumes in the speciality and intermediate business segments of Ineos Phenol and Ineos Oxide. Ineos Phenol has also experienced significant increased raw material prices in line with the increase in market prices for benzene and propylene. Ineos Fluor has also incurred additional accelerated depreciation of €3.6 million on its UK HFC 134a asset during the period ended June 30, 2004.

Gross profit

Gross profit increased by €3.0 million, approximately 2.8% to €108.3 million for the three-month period ended June 30, 2004, as compared to €105.3 million in the same period in 2003. This increase primarily reflects the increased volumes sold in the Ineos Phenol and Ineos Oxide business segments, partially offset by the additional accelerated depreciation of €3.6 million on the Ineos Fluor HFC 134a asset in the UK.

Distribution costs

Distribution costs increased by €2.1 million, approximately 5.7% to €38.8 million for the three-month period ended June 30, 2004, as compared to €36.7 million in the same period in 2003. This increase primarily reflects the increased volumes sold in the Ineos Phenol and Ineos Oxide business segments.

Administrative expenses

Administrative expenses decreased by €0.7 million, approximately 7.4% to €8.8 million for the three-month period ended June 30, 2004 as compared to €9.5 million in the same period in 2003. This decrease is primarily due to the net impact of lower costs incurred as a result of a number of cost saving projects across the group.

Other operating income

Other operating income in 2003 represented insurance proceeds of €8.5 million in respect of business interruption as a result of the incident at our Ineos Phenol plant in Mobile, USA. This insurance claim was fully settled during 2003.

Operating profit

Operating profit decreased by €6.4 million, approximately 9.5% to €61.2 million for the three-month period ended June 30, 2004, as compared to €67.6 million in the same period in 2003. This decrease primarily reflects increased volumes sold in Ineos Phenol and Ineos Oxide, more than offset by the reduction in business interruption insurance proceeds from €8.5 million in 2003 to nil in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Share of operating profit of associate

Share of operating profit of associate decreased by €0.1 million, 50% to €0.1 million in 2004 as compared to €0.2 million in 2003.

Profit on disposal of subsidiary

In April 2003, Ineos Silicas Italia srl and the associated silicate business was sold to its management, supported financially by an Italian chemical company Marchi Industriali spa. The sale realised a profit on disposal of €0.1 million.

Net interest payable

Net interest payable decreased by €3.8 million, approximately 22.1% to €13.4 million for the three-month period ended June 30, 2004, as compared to €17.2 million in the same period in 2003. This decrease primarily reflects the reduction in the variable interest rates on the senior credit facility together with lower debt levels in 2004 compared to 2003 as a result of scheduled debt repayments.

Profit on ordinary activities before taxation

Profit on ordinary activities decreased by €2.8 million, approximately 5.5% to €47.9 million for the three-month period ended June 30, 2004, as compared to a profit of €50.7 million in the same period in 2003. This decrease primarily reflects the increased volumes sold in Ineos Phenol and Ineos Oxide, together with the reduction in interest charges due to lower variable interest rates and lower debt levels in 2004 compared to 2003, more than offset by the reduction in business interruption insurance proceeds from €8.5 million in 2003 to nil in 2004.

Taxation

Taxation increased by €0.2 million, approximately 4.4% to €4.7 million for the three-month period ended June 30, 2004, as compared to €4.5 million in the same period in 2003. The effective tax rate in 2004 reflects the anticipated rate for the year.

Profit on ordinary activities after taxation

Profit on ordinary activities after taxation decreased by €3.0 million, approximately 6.5% to €43.2 million in for the three-month period ended June 30, 2004, as compared to €46.2 million in the same period in 2003. This decrease primarily reflects the increased volumes sold in Ineos Phenol and Ineos Oxide, together with the reduction in interest charges due to lower variable interest rates and lower debt levels in 2004 compared to 2003, more than offset by the reduction in business interruption insurance proceeds from €8.5 million in 2003 to nil in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Six-Month Period Ended June 30, 2004, Compared to Six-Month Period Ended June 30, 2003

Turnover

Turnover increased by €118.4 million, approximately 8.9% to €1,450.7 million for the six-month period ended June 30, 2004, as compared to €1,332.3 million in the same period in 2003. This increase largely reflects an increase of volumes sold of speciality and intermediate chemicals in the Ineos Phenol and Ineos Oxide business segments. Ineos Phenol has also experienced significant price increases in line with the increases in market prices for its products.

Cost of sales

Cost of sales increased by €114.1 million, approximately 10.1% to €1,243.1 million for the six-month period ended June 30, 2004, as compared to € 1,129.0 million in the same period in 2003. This increase largely reflects increased volumes in the speciality and intermediate business segments of Ineos Phenol and Ineos Oxide. Ineos Phenol has also experienced significant increased raw material prices in line with market prices for benzene and propylene.

Gross profit

Gross profit increased by €4.3 million, approximately 2.1% to €207.6 million for the six-month period ended June 30, 2004, as compared to €203.3 million in the same period in 2003. This increase primarily reflects the increased volumes sold in the Ineos Phenol and Ineos Oxide business segments, together with €5.0 million compensation received from a supplier to settle a commercial dispute in 2004, partially offset by the additional accelerated depreciation of €7.2 million on the Ineos Fluor HFC 134a asset in the UK.

Distribution costs

Distribution costs decreased by €1.4 million, approximately 1.9% to € 73.9 million for the six-month period ended June 30, 2004, as compared to €75.3 million in the same period in 2003. This decrease is a combination of reduced distribution costs as a result of our continuing cost saving projects, partially offset by increased distribution costs due to increased sales volumes.

Administrative expenses

Administrative expenses decreased by €5.6 million, approximately 26.3% to €15.7 million for the six-month period ended June 30, 2004, as compared to €21.3 million in the same period in 2003. This decrease is primarily due to the net impact of lower costs incurred as a result of a number of cost saving projects across the group, together with additional amortisation of negative goodwill associated with the Ineos Fluor HFC 134a asset.

Other operating income

Other operating income in 2003 represented insurance proceeds of €8.5 million in respect of business interruption as a result of the incident at our Ineos Phenol plant in Mobile, USA. This insurance claim was fully settled during 2003.

Operating profit

Operating profit increased by €2.8 million, approximately 2.4% to €118.0 million for the six-month period ended June 30, 2004, as compared to €115.2 million in the same period in 2003. This increase primarily reflects increased volumes sold in Ineos Phenol and Ineos Oxide, partially offset by the reduction in business interruption insurance proceeds from €8.5 million in 2003 to nil in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Share of operating profit of associate

Share of operating profit of associate decreased by €0.1 million, approximately 33.3% to €0.2 million in 2004 as compared to €0.3 million in 2003.

Profit on disposal of subsidiary

In April 2003, Ineos Silicas Italia srl and the associated silicate business was sold to its management, supported financially by an Italian chemical company Marchi Industriali spa. The sale realised a profit on disposal of €0.1 million.

Net interest payable

Net interest payable increased by €3.1 million, approximately 9.9% to €34.4 million for the six-month period ended June 30, 2004, as compared to €31.3 million in the same period in 2003. This increase primarily reflects the reduction in the variable interest rates on the senior credit facility together with lower debt levels in 2004 compared to 2003 as a result of scheduled debt repayments, more than offset by exchange differences on short term intra group loan funding.

Profit on ordinary activities before taxation

Profit on ordinary activities decreased by €0.5 million, approximately 0.6% to €83.8 million for the six-month period ended June 30, 2004, as compared to a profit of €84.3 million in the same period in 2003. This decrease primarily reflects the increased volumes sold in Ineos Phenol and Ineos Oxide, more than offset by an increase in net interest costs and a reduction in business interruption insurance proceeds from €8.5 million in 2003 to nil in 2004.

Taxation

Taxation increased by €1.6 million, approximately 21.6% to €9.0 million for the six-month period ended June 30, 2004, as compared to €7.4 million in the same period 2003. The effective tax rate in 2004 reflects the anticipated rate for the year.

Profit on ordinary activities after taxation

Profit on ordinary activities after taxation decreased by €2.1 million, approximately 2.7% to 74.8 million for the six-month period ended June 30, 2004, as compared to a profit of €76.9 million in the same period in 2003. This decrease primarily reflects the increased volumes sold in Ineos Phenol and Ineos Oxide, more than offset by an increase in net interest costs and a reduction in business interruption insurance proceeds from €8.5 million in 2003 to nil in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Oxide

The following table sets forth, for the three-month and six-month periods ended June 30, 2003 and 2004, turnover and expenses of Ineos Oxide and such amounts as percentages of turnover.

	Three-Month Period Ended				Six-Month Period Ended
	June 30,				June 30,
	2003		2004		2003		2004
	€m	%	€m	%	€m	%	€m	%
Turnover	129.9	100.0	144.9	100.0	251.3	100.0	281.7	100.0
Cost of sales	(97.4)	(75.0)	(110.3)	(76.1)	(191.5)	(76.2)	(210.3)	(74.7)

Gross profit	32.5	25.0	34.6	23.9	59.8	23.8	71.4	25.3
Distribution costs	(11.0)	(8.5)	(11.6)	(8.0)	(23.0)	(9.2)	(23.6)	(8.4)
Administrative expenses	(1.5)	(1.1)	(2.4)	(1.7)	(3.1)	(1.2)	(5.4)	(1.9)

Operating profit	20.0	15.4	20.6	14.2	33.7	13.4	42.4	15.0

EBITDA	23.2	17.9	23.8	16.4	40.0	15.9	48.9	17.4

Three-Month Period Ended June 30, 2004, Compared to Three-Month Period Ended June 30, 2003

Turnover

Turnover increased by €15.0 million, approximately 11.5%, to €144.9 million for the three-month period ended June 30, 2004, as compared to €129.9 million for the same period in 2003. This increase reflects both an increase in volumes sold for specialty chemicals and intermediate chemicals and higher selling prices.

The average North Western European price for EO as per ICIS LOR decreased to €945 per tonne for the three-month period ended June 30, 2004, as compared to €992 per tonne for the same period in 2003. The average North Western European prices for monoethylene glycol (MEG) as per ICIS LOR increased to €788 per tonne for the three-month period ended June 30, 2004 as compared to €745 per tonne for the same period in 2003.

Cost of sales

Cost of sales increased by €12.9 million, approximately 13.2%, to €110.3 million for the three-month period ended June 30, 2004, as compared to €97.4 million for the same period in 2003. This increase primarily reflects increased sales volumes in the specialty and intermediate businesses and increased ethylene prices.

The average North Western European Contract Price for ethylene referenced by ICIS LOR increased to €607 per tonne for the three-month period ended June 30, 2004 compared to €575 per tonne for the same period in 2003.

Gross profit

Gross profit increased by €2.1 million, approximately 6.5%, to €34.6 million for the three-month period ended June 30, 2004, as compared to €32.5 million for the same period in 2003. This increase reflects the increased volumes sold and the stable margins on our intermediates and specialty products compared to last year.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Distribution costs

Distribution costs increased by €0.6 million, approximately 5.5%, to €11.6 million for the three-month period ended June 30, 2004, as compared to €11.0 million for the same period in 2003. This increase reflects the increase in volumes sold, partially offset by the impact of continued cost saving exercises to reduce distribution charges.

Administrative expenses

Administrative expenses increased by €0.9 million, approximately 60%, to €2.4 million for the three-month period ended June 30, 2004, as compared to €1.5 million for the same period in 2003. This increase is a consequence of the impact of other income recorded in the second quarter of 2003 for an amount of €0.7 million. Ineos Oxide continues to adhere to a very strict cost control programme.

Operating profit and EBITDA

Operating profit increased by €0.6 million, approximately 3.0%, to €20.6 million for the three-month period ended June 30, 2004, as compared to €20.0 million for the same period in 2003. EBITDA increased by €0.6 million, approximately 2.6%, to €23.8 million for the three-month period ended June 30, 2004, as compared to €23.2 million for the same period in 2003.

Six-Month Period Ended June 30, 2004, Compared to Six-Month Period Ended June 30, 2003

Turnover

Turnover increased by €30.4 million, approximately 12.1%, to €281.7 million for the six-month period ended June 30, 2004, as compared to €251.3 million for the same period in 2003. This increase reflects an increase in volumes sold for speciality chemicals and intermediate chemicals and higher selling prices. The increased volumes reflect an improvement in demand for all products coupled with the expansion of our ethanolamine and alkoxylation units and the fact that all plants were operating at very high reliabilities.

The average of the North Western European contract price for EO as per ICIS LOR decreased slightly to €954 per tonne for the six-month period ended June 30, 2004, as compared to €967 per tonne for the same period in 2003. The average of the North Western European contract prices for monoethylene glycol (MEG) as per ICIS LOR increased to €740 per tonne for the six-month period ended June 30, 2004 as compared to €675 per tonne for the same period in 2003.

Cost of sales

Cost of sales increased by €18.8 million, approximately 9.8%, to €210.3 million for the six-month period ended June 30, 2004, as compared to €191.5 million for the same period in 2003. This primarily reflects increased sales volumes in the speciality and intermediate businesses and increased ethylene prices.

The average of the North Western European contract price for ethylene as per ICIS LOR increased to €594 per tonne for the six-month period ended June 30, 2004, as compared to €575 per tonne for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit increased by €11.6 million, approximately 19.4%, to €71.4 million for the six-month period ended June 30, 2004, as compared to €59.8 million for the same period in 2003. The significant increase reflects the increased volumes sold of intermediates and speciality products due to improved demand coupled with the expansion of our ethanolamine and alkoxylation units and all plants operating at very high reliabilities, together with €5.0 million compensation received from a supplier to settle a commercial dispute in the first quarter of 2004.

Distribution costs

Distribution costs increased by €0.6 million, approximately 2.6%, to €23.6 million for the six-month period ended June 30, 2004, as compared to €23.0 million for the same period in 2003. This increase reflects the increase in volumes sold, although significantly offset by our cost saving programme.

Administrative expenses

Administrative expenses increased by €2.3 million, approximately 74.2%, to €5.4 million for the six-month period ended June 30, 2004 as compared to €3.1 million for the same period in 2003. Excluding the ‘other income’ items of €2.3 million in the prior year (which included €1.4 million for insurance proceeds for business interruption of the ENB unit), administrative expenses remained flat for the six-month period ended June 30, 2004 as compared to the same period in 2003. This reflects the continuous effort to reduce our fixed cost base.

Operating profit and EBITDA

Operating profit increased by €8.7 million, approximately 25.8%, to €42.4 million for the six-month period ended June 30, 2004, as compared to €33.7 million for the same period in 2003. This increase reflects the increased volumes sold at relatively stable margins in 2004 compared to 2003, together with €5.0 million compensation received from a supplier upon settlement of a commercial dispute in 2004.

EBITDA increased by €8.9 million, approximately 22.3%, to €48.9 million for the six-month period ended June 30, 2004, as compared to €40.0 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Phenol

The following table sets forth, for the three-month and six-month periods ended June 30, 2003 and 2004, turnover and expenses of Ineos Phenol and such amounts as percentages of turnover.

	Three-Month Period Ended				Six-Month Period Ended
	June 30,				June 30,
	2003		2004		2003		2004
	€m	%	€m	%	€m	%	€m	%
Turnover	420.4	100.0	500.0	100.0	823.6	100.0	913.3	100.0
Cost of sales	(390.1)	(92.8)	(463.2)	(92.6)	(760.4)	(92.3)	(844.3)	(92.4)

Gross profit	30.3	7.2	36.8	7.4	63.2	7.7	69.0	7.6
Distribution costs	(14.5)	(3.4)	(16.3)	(3.3)	(30.3)	(3.7)	(30.2)	(3.3)
Administrative expenses	3.5	0.8	1.8	0.4	5.7	0.7	5.2	0.5
Other operating income	8.5	2.0	—	—	8.5	1.0	—	—

Operating profit	27.8	6.6	22.3	4.5	47.1	5.7	44.0	4.8

EBITDA	33.1	7.9	28.4	5.7	57.9	7.0	56.0	6.1

Three-Month Period Ended June 30, 2004, Compared to Three-Month Period Ended June 30, 2003

Turnover

Turnover increased by €79.6 million, approximately 18.9%, to €500.0 million for the three-month period ended June 30, 2004, as compared to €420.4 million for the same period in 2003. This increase reflects increased sales volumes and higher sales prices for both phenol and acetone.

Western European phenol and acetone prices (per CMAI) increased to €923 per tonne and €617 per tonne, respectively, for the three-month period ended June 30, 2004, as compared to €778 per tonne and €605 per tonne, respectively, for the same period in 2003. US phenol and acetone prices (per CMAI) increased to $1,135 per tonne and $705 per tonne, respectively, for the three-month period ended June 30, 2004, as compared to $981 per tonne and $639 per tonne, respectively, for the same period in 2003.

Cost of sales

Cost of sales increased by €73.1 million, approximately 18.7%, to €463.2 million for the three-month period ended June 30, 2004, as compared to €390.1 million for the same period in 2003. This increase reflects increased raw material prices and higher raw material consumption due to higher plant utilisation.

Western European benzene prices (per CMAI) increased to €595 per tonne for the three-month period ended June 30, 2004, as compared to €525 per tonne for the same period in 2003. Western European propylene prices (per CMAI) decreased slightly to €525 per tonne for the three-month period ended June 30, 2004, as compared to €530 per tonne for the same period in 2003. US benzene and propylene prices (per CMAI) increased to $723 per tonne and $709 per tonne, respectively, for the three-month period ended June 30, 2004, as compared to $445 per tonne and $551 per tonne, respectively, for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit increased by €6.5 million, approximately 21.5% to €36.8 million for the three-month period ended June 30, 2004, as compared to €30.3 million for the same period in 2003. This increase reflects the increase in sales volume and sales prices, partially offset by increased raw material prices and higher raw material consumption due to increased plant utilisation.

Distribution costs

Distribution costs increased by €1.8 million, approximately 12.4%, to €16.3 million for the three-month period ended June 30, 2004, as compared to €14.5 million for the same period in 2003. This increase is due to increased sales volumes, partially offset by reduced distribution costs as a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger euro against the US dollar.

Administrative expenses

Administrative expenses, including the amortisation of negative goodwill, increased by €1.7 million, approximately 48.6%, to a credit of €1.8 million for the three-month period ended June 30, 2004, as compared to a credit of €3.5 million for the same period in 2003. This increase is due to decreased levels of currency translation gains made in 2004 as compared to 2003, partially offset by a reduction in fixed costs as a result of our continuing cost saving projects.

Other operating income

Other operating income decreased by €8.5 million, exactly 100.0%, to nil for the three-month period ended June 30, 2004, as compared to €8.5m for the same period in 2003. This income represents the business interruption insurance proceeds received in the three-month period ended June 30, 2003, following the incident at the Mobile plant in September 2002.

Operating profit and EBITDA

Operating profit decreased by €5.5 million, approximately 19.8%, to €22.3 million for the three-month period ended June 30, 2004, as compared to €27.8 million for the same period in 2003. This increase reflects the increase in sales volume and sales prices, partially offset by increased raw material prices and higher raw material consumption due to increased plant utilisation, together with the reduction in business interruption proceeds from €8.5 million in 2003 to nil in 2004.

EBITDA decreased by €4.7 million, approximately 14.2%, to €28.4 million for the three-month period ended June 30, 2004, as compared to €33.1 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Six-Month Period Ended June 30, 2004, Compared to Six-Month Period Ended June 30, 2003

Turnover

Turnover increased by €89.7 million, approximately 10.9%, to €913.3 million for the six-month period ended June 30, 2004, as compared to €823.6 million for the same period in 2003. This increase reflects increased sales volumes and higher sales prices for phenol in Europe and in the US as well as higher sales prices for acetone in the US.

Western European phenol prices (per CMAI) increased to €852 per tonne for the six-month period ended June 30, 2004, as compared to €770 per tonne for the same period in 2003. Western European acteone prices (per CMAI) decreased to €597 per tonne for the six-month period ended June 30, 2004, as compared to €634 per tonne for the same period in 2003. US phenol and acetone prices (per CMAI) increased to $1,050 per metric tonne and $667 per metric tonne, respectively, for the six-month period ended June 30, 2004, as compared to $904 per metric tonne and $562 per metric tonne, respectively, for the same period in 2003.

Cost of sales

Cost of sales increased by €83.9 million, approximately 11.0%, to €844.3 million for the six-month period ended June 30, 2004, as compared to €760.4 million for the same period in 2003. This increase reflects increased raw material prices, particularly in the US in combination with higher raw material consumption due to higher plant utilisation.

Western European benzene prices (per CMAI) increased to €506 per tonne for the six-month period ended June 30, 2004, as compared to €490 per tonne for the same period in 2003. Western European propylene prices (per CMAI) decreased to €500 per tonne for the six-month period ended June 30, 2004, as compared to €525 per tonne for the same period in 2003. US benzene and propylene prices (per CMAI) increased to $646 per tonne and $674 per tonne, respectively, for the six-month period ended June 30, 2004, as compared to $490 per tonne and $542 per tonne, respectively, for the same period in 2003.

Gross profit

Gross profit increased by €5.8 million, approximately 9.2%, to €69.0 million in the six-month period ended June 30, 2004, as compared to €63.2 million for the same period in 2003. This increase reflects increased sales volumes and sales prices and decreased fixed costs, only partially offset by increased raw material prices and higher raw material consumption.

Distribution costs

Distribution costs decreased by €0.1 million, approximately 0.3%, to €30.2 million for the six-month period ended June 30, 2004, as compared to €30.3 million for the same period in 2003. This decrease is a combination of increased distribution costs due to higher sales volumes, offset by a favourable exchange rate retranslation as a result of a stronger euro against the US dollar together with cost savings as a result of our continuing cost saving projects.

Administrative expenses

Administrative expenses, including the amortisation of negative goodwill, increased by €0.5 million, approximately 8.8%, to a credit of €5.2 million for the six-month period ended June 30, 2004, as compared to a credit of €5.7 million for the same period in 2003. This increase is primarily due to a reduction in negative goodwill amortisation of €1.2 million as a result of exchange rate retranslation, partially offset by cost savings as a result of our continuing cost saving projects.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Other operating income

Other operating income decreased by €8.5 million, exactly 100.0%, to nil for the six-month period ended June 30, 2004, as compared to €8.5m for the same period in 2003. This income represents the business interruption insurance proceeds received in the six-month period ended June 30, 2003, following the incident at the Mobile plant in September 2002.

Operating profit and EBITDA

Operating profit decreased by €3.1 million, approximately 6.6%, to €44.0 million for the six-month period ended June 30, 2004, as compared to €47.1 million for the same period in 2003. This increase reflects the increase in sales volume and sales prices, partially offset by increased raw material prices and higher raw material consumption due to increased plant utilisation, together with the reduction in business interruption proceeds from €8.5 million in 2003 to nil in 2004.

EBITDA decreased by €1.9 million, approximately 3.3%, to €56.0 million for the six-month period ended June 30, 2004, as compared to €57.9 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Fluor

The following table sets forth, for the three-month and six-month periods ended June 30, 2003 and 2004, turnover and expenses of Ineos Fluor and such amounts as percentages of turnover.

	Three-Month Period Ended				Six-Month Period Ended
	June 30,				June 30,
	2003		2004		2003		2004
	€m	%	€m	%	€m	%	€m	%
Turnover	77.3	100.0	82.8	100.0	148.3	100.0	149.5	100.0
Cost of sales	(56.9)	(73.6)	(65.1)	(78.6)	(110.3)	(74.4)	(121.2)	(81.1)

Gross profit	20.4	26.4	17.7	21.4	38.0	25.6	28.3	18.9
Distribution costs	(5.8)	(7.6)	(5.8)	(7.0)	(10.9)	(7.3)	(10.8)	(7.2)
Administrative expenses	(2.2)	(2.8)	0.9	1.1	(4.9)	(3.3)	2.5	1.7

Operating profit	12.4	16.0	12.8	15.5	22.2	15.0	20.0	13.4

EBITDA	17.8	23.0	18.0	21.7	33.3	22.5	31.0	20.7

Three-Month Period Ended June 30, 2004 Compared to Three-Month Period Ended June 30, 2003

Turnover

Turnover increased by €5.5 million, approximately 7.1% to €82.8 million for the three-month period ended June 30, 2004 as compared to €77.3 million for the same period in 2003. This increase reflects increased volumes of HFC 134a and HFC Blends offset by the impact of a stronger euro when compared to the US dollar.

Cost of sales

Cost of sales increased by €8.2 million, approximately 14.4% to €65.1 million for the three-month period ended June 30, 2004 as compared to €56.9 million for the same period in 2003. This increase reflects accelerated depreciation of €3.6 million on the UK HFC 134a asset and increased volumes of HFC 134a and HFC Blends offset by the impact of a stronger euro when compared to the US dollar.

Gross profit

Gross profit decreased by €2.7 million, approximately 13.2% to €17.7 million for the three-month period ended June 30, 2004 as compared to €20.4 million for the same period in 2003. Gross margins decreased primarily due to additional accelerated depreciation of €3.6 million on the UK HFC 134a asset and the impact of a stronger euro when compared to the US dollar, offset by increased volumes of HFC 134a and HFC Blends.

Distribution costs

Distribution costs were unchanged at €5.8 million, for the three-month period ended June 30, 2004 as compared to €5.8 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Administrative expenses

Administrative expenses, including research and development activities and other operating income, decreased by €3.1 million, approximately 140.9% to €0.9 million income for the three-month period ended June 30, 2004 as compared to €2.2 million costs for the same period in 2003. Administrative expenses include a €7.1 million credit for amortisation of goodwill for the three-month period ended June 30, 2004 as compared to €2.6 million for the same period in 2003. The increase in amortisation mainly reflects the additional accelerated amortisation of €3.6 million on the UK HFC 134a asset.

Operating profit and EBITDA

Operating profit increased by €0.4 million, approximately 3.2% to €12.8 million for the three-month period ended June 30, 2004 as compared to €12.4 million for the same period in 2003. EBITDA increased by €0.2 million, approximately 1.1% to €18.0 million for the three-month period ended June 30, 2004 as compared to €17.8 million for the same period in 2003.

Six-Month Period Ended June 30, 2004, Compared to Six-Month Period Ended June 30, 2003

Turnover

Turnover increased by €1.2 million, approximately 0.8%, to €149.5 million for the six-month period ended June 30, 2004, as compared to €148.3 million for the same period in 2003. This increase reflects increased volumes of HFC 134a and HFC Blends offset by a stronger euro when compared to the US dollar.

Cost of sales

Cost of sales increased by €10.9 million, approximately 9.9%, to €121.2 million for the six-month period ended June 30, 2004, as compared to €110.3 million for the same period in 2003. This increase reflects the additional accelerated depreciation of €7.2 million on the UK HFC 134a asset and increased volumes of HFC 134a and HFC Blends.

Gross profit

Gross profit decreased by €9.7 million, approximately 25.5%, to €28.3 million for the six-month period ended June 30, 2004, as compared to €38.0 million for the same period in 2003. Gross margins decreased primarily due to additional accelerated depreciation of €7.2 million on the UK HFC 134a asset and the impact of a stronger euro when compared to the US dollar, offset by increased volumes of HFC 134a and HFC Blends.

Distribution costs

Distribution costs decreased by €0.1 million, approximately 0.9%, to €10.8 million for the six-month period ended June 30, 2004, as compared to €10.9 million for the same period in 2003.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, reduced by €7.4 million, approximately 151.0%, to €2.5 million income for the six-month period ended June 30, 2004, as compared to €4.9 million charge for the same period in 2003. Administrative expenses include a €13.5 million credit for amortisation of goodwill for the six-month period ended June 30, 2004 as compared to €5.3 million for the same period in 2003. The increase in amortisation mainly reflects the additional accelerated amortisation of €7.2 million on the UK HFC 134a asset.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating profit and EBITDA

Operating profit decreased by €2.2 million, approximately 9.9%, to €20.0 million for the six-month period ended June 30, 2004 as compared to €22.2 million for the same period in 2003. The decrease reflects the impact of the stronger euro when compared to the US dollar, partially offset by increased volumes of blends sales.

EBITDA reduced by €2.3 million, approximately 6.9% to €31.0 million for the six-month period ended June 30, 2004, as compared to €33.3 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Silicas

The following tables sets forth, for the three-month and six-month periods ended June 30, 2003 and 2004, turnover and expenses of Ineos Silicas and such amounts as percentages of turnover.

	Three-Month Period Ended				Six-Month Period Ended
	June 30,				June 30,
	2003		2004		2003		2004
	€m	%	€m	%	€m	%	€m	%
Turnover	55.2	100.0	52.2	100.0	109.1	100.0	106.2	100.0
Cost of sales	(33.1)	(60.0)	(33.0)	(63.2)	(66.8)	(61.2)	(67.3)	(63.4)

Gross profit	22.1	40.0	19.2	36.8	42.3	38.8	38.9	36.6
Distribution costs	(5.4)	(9.8)	(4.6)	(8.8)	(11.1)	(10.2)	(9.3)	(8.8)
Administrative expenses	(9.3)	(16.8)	(9.1)	(17.5)	(19.0)	(17.4)	(18.0)	(16.9)

Operating profit	7.4	13.4	5.5	10.5	12.2	11.2	11.6	10.9

EBITDA	11.5	20.8	9.5	18.2	20.4	18.7	19.4	18.3

Three-Month Period ended June 30, 2004, Compared to Three-Month Period Ended June 30, 2003

Turnover

Turnover decreased by €3.0 million, approximately 5.4%, to €52.2 million in 2004, as compared to €55.2 million in 2003. Silicate sales from our operations in the UK and USA were lower in the second quarter of 2004 compared to the same period last year. In the UK, silicate has been used in several of the construction phases of the Channel Tunnel Rail Link. From the end of the first quarter this year, the silicate requirement for this project has been minimal. In the US, sales to one of our major customers were lost from the end of last year following the acquisition of the customer by one of our major competitors. Sales of silica were also lower this year, with most of the shortfall arising from the negative impact of Chinese and Indian competition in our desiccants and personal care markets respectively. Zeolite sales were higher in 2004, a result of supplying Procter and Gamble in the US throughout the current quarter and also the positive impact of zeolite slurry sales to Dalli in Germany. This has helped to offset low zeolite sales to Unilever in Europe.

Cost of sales

Cost of sales decreased by €0.1 million, approximately 0.3%, to €33.0 million in 2004, as compared to €33.1 million in 2003. The decrease in the current quarter compared to the same period last year is minimal, despite the fall in sales. The key reason is an increase in repairs and maintenance activity, both planned and unplanned.

Gross profit

Gross profit decreased by €2.9 million, approximately 13.1%, to €19.2 million in 2004 as compared to €22.1 million in 2003. Most of the decrease is due to the impact of lower sales in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Distribution costs

Distribution costs decreased by €0.8 million, approximately 14.8%, to €4.6 million in 2004, as compared to €5.4 million in 2003. Throughout a significant part of last year, particularly leading up to and following the de-bottleneck of our gel facilities in the US and UK, we were incurring airfreight costs to ensure that customers received product on time. Following the capacity increase, the need to airfreight products has been reduced. The lower silicate volume this year has also contributed to the lower distribution costs.

Administrative expenses

Administrative expenses decreased by €0.2 million, approximately 2.2%, to €9.1 million in 2004, as compared to €9.3 million in 2003. The decrease is due to a continued focus on cost control.

Operating profit and EBITDA

Operating profit decreased by €1.9 million, approximately 25.7%, to €5.5 million in 2004, as compared to €7.4 million in 2003. This decrease is primarily due to lower sales volumes in 2004 as compared to the same period in 2003.

EBITDA decreased by €2.0 million, approximately 17.4%, to €9.5 million in 2004, as compared to €11.5 million in 2003.

Six-Month Period Ended June 30, 2004, Compared to Six-Month Period Ended June 30, 2003

Turnover

Turnover decreased by €2.9 million, approximately 2.7%, to €106.2 million in 2004, as compared to €109.1 million in 2003. In many of our key silica markets segments, particularly in Asia, sales volume and revenue continued to grow. However, the competitive impact on our personal care market from Indian competition has been significant. This has led to lower pricing and reduced volumes at our key accounts within Unilever. High value, speciality personal care sales did however continue to grow. Silicate sales were also lower in 2004, with the shortfall occurring primarily in the second quarter. Zeolite sales in both quarters this year were above the levels achieved last year. This is a result of sales to Procter and Gamble in the US throughout this year and the sales of zeolite slurry to Dalli, both more than offsetting lower sales to Unilever.

Cost of sales

Cost of sales increased by €0.5 million, approximately 0.7%, to €67.3 million in 2004, as compared to €66.8 million in 2003. This increase is due to the higher proportion of lower margin silicate and zeolite sales in 2004 compared to the same period last year. In addition, repairs and maintenance spend in 2004 has been higher than last year.

Gross profit

Gross profit decreased by €3.4 million, approximately 8.0%, to €38.9 million in 2004, as compared to €42.3 million in 2003. The decrease is due to the lower level of sales and higher repair costs.

Distribution costs

Distribution costs decreased by €1.8 million, approximately 16.2%, to €9.3 million in 2004, as compared to €11.1 million in 2003. The decrease is due to two key factors, namely the impact of lower silicate volume and lower airfreight costs incurred in 2004 as compared to 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Administrative expenses

Administrative expenses decreased by €1.0 million, approximately 5.3%, to €18.0 million in 2004, as compared to €19.0 million in 2003. The decrease reflects the continuous efforts to control and reduce fixed costs.

Operating profit and EBITDA

Operating profit decreased by €0.6 million, approximately 4.9%, to € 11.6 million in 2004, as compared to €12.2 million in 2003. EBITDA decreased by €1.0 million, approximately 4.9%, to €19.4 million in 2004, as compared to €20.4 million in 2003.

Financial condition and liquidity

Net cash flow from operating activities was an inflow of €101.0 million for the period from January 1, 2004 to June 30, 2004, compared to an inflow of €93.0 million for the six months ended June 30, 2003. The increase was primarily due to improved profitability, together with a slight improvement in working capital outflows.

Interest payments of €28.1 million were made in the six months ended June 30, 2004 (€37.9 million in the six months ended June 30, 2003). This consisted of €12.0 million of senior debt interest and €13.7 million of senior notes interest plus other sundry interest payments.

The Company has paid a cash dividend of €39.8 million out of the declared dividend of €44.1 million to its immediate parent company in May 2004. The balance will remain as an intercompany balance for the foreseeable future.

The Company held net cash balances of €81.6 million as at June 30, 2004, and had no drawings under the €75.0 million revolving credit facility. The Company has repaid a total of €70.1 million of the Senior Credit Agreement in the period ended June 30, 2004. Net debt as at June 30, 2004 was €612.5 million (December 31, 2003: €607.9 million).

Capital expenditure incurred during the six months ended June 30, 2004 was €21.7 million analysed as follows:

(€ in millions)
Ineos Oxide	5.6
Ineos Phenol	8.4
Ineos Fluor	4.4
Ineos Silicas	3.3

21.7

Management believes that cash generated from operations, together with borrowings under the revolving credit facility will be sufficient for the operating needs of the business and to meet debt service requirements as they become due in the foreseeable future. The future operating performance and ability to service or refinance debt, will however be subject to future economic conditions and to financial, business and other factors, many of which are beyond management’s control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 5, 2004.

INEOS GROUP HOLDINGS PLC
Registrant Issuer

/S/ JOHN REECE

John Reece
Director